UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One) [X] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB[ ] Form N-SAR

          For Period Ended: December 31, 1999

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________


                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:  Carson, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):

                  64 Ross Road, Industrial Park

City, State and Zip Code:  Savannah, GA 31405

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
(Attach extra sheets if needed)

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 1999 within the prescribed period because the audit for the Registrant's significant majority-owned, publicly-traded South African subsidiary, Carson Holdings Ltd., was not completed in a timely manner.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert W. Pierce, Chief Financial Officer      912            651-3400
                  (Name)                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Carson, Inc.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


          Date: March 31, 2000          By:    /S/Robert W. Pierce
                                        Name:  Robert W. Pierce
                                        Title: Executive Vice President, Finance
                                               Chief Financial Officer and
                                               Corporate Secretary
                                               (Principal Accounting and
                                               Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25(17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                  ATTACHMENT A
                                       TO
                                   FORM 12b-25
                                       FOR
                                  CARSON, INC.




PART IV - - OTHER INFORMATION



Item 3 - Change in results of Operations.

The consolidated statements of operations are expected to reflect net sales for 1999 of approximately $169 million, compared with $151 million in 1998. Operating income in 1999 is expected to be approximately $4 million compared with a $28 million operating loss in 1998. The net loss for 1999 is anticipated to be approximately $14 million, compared with negligible net income in 1998.

Both years contain significant unusual and non-recurring items. In 1999, such items include reductions in net sales for Cutex and cosmetic and other product returns of $4 million, settlement costs to avoid potential litigation of $1 million, new package design costs associated with products to be launched in 2000, aggregating $2 million, intellectual property write-offs of $1 million in South Africa and a $2 million foreign currency translation adjustment related to the currency revaluation in Ghana. These charges were principally taken in the fourth quarter of 1999. Unusual and nonrecurring charges aggregating $39 million in 1998 have been discussed in previous filings. Also included in 1998 is a $49 million capital gain on the sale of stock of the South African subsidiary.